SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 10, 2013

Chunghwa Telecom Co., Ltd.

(Translation of registrant's name into English)

21-3 Hsinyi Road Sec. 1, Taipei, Taiwan, 100 R.O.C.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.
Date : April 10, 2013	By:	/s/ Shu Yeh
	Name:	Shu Yeh
	Title:	Senior Executive Vice President CFO

Exhibit Index

Exhibit No.	Description
EX-99.9	Announcement on 2013/04/10 : March 2013 sales

EX-99.1	Announcement on 2013/03/13 : Chunghwa Telecom participates in an investors conference

EX-99.2	Announcement on 2013/03/26 : Board of directors resolves to convene the Company's annual general meeting on June 25, 2013

EX-99.3	Announcement on 2013/03/27 : To announce the procurement of various types jelly filled fiber optic cable with total amount exceeding NT$0.5 billion

EX-99.4	Announcement on 2013/03/27 : To announce that the earthquake has no material impact on the Company's financial and business operation

EX-99.5	Announcement on 2013/04/01 : New appointment of Chairman & CEO

EX-99.6	Announcement on 2013/04/01 : New appointment of the President

EX-99.7	Announcement on 2013/04/01 : Replacement of Representative Juristic-Person Director

EX-99.8	Announcement on 2013/04/10 : To announce the Company's March 2013 revenues